DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

August 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Stacie Gorman and Dorrie Yale

Re: GigCapital7 Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 10, 2024

File No. 333-280015

Dear Ms. Gorman and Ms. Yale:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to our client, GigCapital7 Corp. (the “Company” or “GigCapital7”), by your letter dated July 31, 2024, regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 ( “Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital7 will file Amendment No. 2 to Form S-1 (“Amendment No. 2”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Form S-1 if referring to the Staff’s comment, or to Amendment No. 2 if in the response.

Amendment No. 1 Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 1 and your revised disclosures regarding the similarities and differences in interests between public shareholders and non-managing investors. Please revise your cover page to reflect these interests.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has supplemented its disclosure on cover page 3 to add discussion of the similarities and differences in interests between public shareholders and non-managing investors.

U.S. Securities and Exchange Commission

August 5, 2024

2.

We note your statement that none of the non-managing investors has any obligation to vote any of their public shares in favor of your initial business combination. We also note your revised disclosure on page 40, and elsewhere in your prospectus, that your initial shareholders have agreed to vote in favor of the initial business combination, and that your defined term for “initial shareholders” includes the holders of your private placement shares. Please revise to reconcile.

RESPONSE: In response to Staff’s comment, the Company has supplemented its disclosure on cover page 3 to clarify that although the non-managing investors have agreed to vote their private placement shares in favor of an initial business combination, none of them has any obligation to vote any of its public shares in favor of an initial business combination.

Further, the Company has clarified the disclosures regarding the same on pages 19, 24, 30, 126 and 128 of Amendment No. 2.

Summary

Conflicts of Interest, page 35

3.

We note your response to prior comment 3. We also note your risk factor on page 48. As previously stated, please balance your disclosures by also expanding your discussion here to address the high level of competition you may face in pursuing business combination transaction candidates, which may negatively impact the acquisition terms you are able to negotiate. Also further revise your disclosures to clarify that UpHealth is traded on OTC Pink, and update your disclosures regarding the OTC status of Lightning eMotors.

RESPONSE: In response to Staff’s comment, the Company has expanded the discussion on conflicts of interest on pages 37 – 38 to address the high competition for available targets as the number of special purposes acquisition companies increases and have added a cross-reference to the risk factor “As the number of special purpose acquisition companies evaluating targets increases, and other issued SPAC entities may come to market with superior terms for the targets, attractive targets may become scarcer and there may be more competition for attractive targets. This could increase the cost of our initial business combination and could even result in our inability to find a target or to consummate an initial business combination.” on page 50.

The Company has also clarified on pages 2 – 3, 5, 105, 112, 114 – 115, 120 and 140 – 141 that the securities of UpHealth, Inc. are traded on OTC Pink and securities of Lightning eMotors, Inc. are traded on OTC Expert Market.

Risks

Summary of Risk Factors, page 40

4.

We acknowledge your revised disclosures in response to prior comment 2. Please add disclosure on page 40 to specifically discuss the risks related to the ownership by the non-managing investors, including risks related to the potential limited public float, and the resulting consequences. Also specifically explain that the initial shareholders will collectively hold 40% of the outstanding ordinary shares upon completion of the offering, assuming that none of the initial shareholders purchase public units, and also specifically state the amount they will hold assuming that the non-managing investors purchase 99% of the public units. Please correspondingly revise similar disclosures elsewhere in your prospectus so that your disclosures are consistently clear regarding the potential holdings of the initial shareholders, which you define to include the non-managing investors. For example, we note that your discussion in the last risk factor on page 63 does not clearly disclose the potential purchase of up to 99% of the public units by the non-managing investors because you only state that your initial shareholders “could” determine to make purchases “in the future.” Also, in your Principal Shareholders section, revise to also include disclosure regarding the potential purchase by the non-managing investors of 99% of your public units.

U.S. Securities and Exchange Commission

August 5, 2024

RESPONSE: In response to Staff’s comment, the Company has supplemented the Summary of Risk Factors on page 43 by adding a risk factor “The non-managing investors have expressed an interest to purchase substantially all of the public units in this offering, which could reduce the trading volume, volatility and liquidity for our public shares if they choose not to trade their public shares post-offering, and adversely affect the trading price of our public shares.” The other risk factors that discuss the share ownership of the non-managing investors and associated risks are “If we seek shareholder approval of our initial business combination, our initial shareholders have agreed to vote their founder shares and private placement shares in favor of such initial business combination, regardless of how our public shareholders vote” and “Our initial shareholders will control a substantial interest in us and thus may influence certain actions requiring a shareholder vote,” which are included in the Summary of Risk Factors on pages 42 and 44, respectively.

Additionally, the Company has clarified that it expects that the initial shareholders will beneficially own 40% of the issued and outstanding shares of the Company, assuming that none of the initial shareholders, including the non-managing investors, will purchase any public units or public shares in this offering. However, if the non-managing investors purchase the entire 24.418 million of public units for which they have expressed an interest and assuming none of them will trade such public units after the offering, the initial shareholders may beneficially own approx. 98.6% of the issued and outstanding shares of the Company. The Company has revised the disclosures on pages 22 – 24, 45, 65 – 66, 153 – 154 and 171 regarding the same.

The Company has also revised section “Principal Shareholders” on pages 153 – 154 to include the information regarding the potential purchase by the non-managing investors of approx. 97.67% of the public units in this offering.

Risk Factors

If we seek shareholder approval of our initial business combination…, page 43

5.

We note your response to prior comment 6 and note your disclosure that the non-managing investors “will potentially have different interests than our other public shareholders in approving our initial business combination.” Please further revise to explain these different interests or include specific cross-references. In addition, in your discussion of the shareholder approval needed if a special resolution is required, please expand your discussion to discuss how many public shares may be needed.

RESPONSE: In response to Staff’s comment, the Company has further revised the risk factor “If we seek shareholder approval of our initial business combination, our initial shareholders have agreed to vote their founder shares and private placement shares in favor of such initial business combination, regardless of how our public shareholders vote” on pages 45 – 46 to expand the discussion on different interests between the non-managing investors and other public shareholders.

U.S. Securities and Exchange Commission

August 5, 2024

In addition, the Company has clarified the term “special resolution” on pages 1 – 2 to include a number of public shares that may be needed to approve a decision by special resolution.

Our management team and our Sponsor may make a profit. . ., page 65

6.

We refer to your revised disclosure in this risk factor. Please further revise this risk factor to also reference the non-managing investors in the heading. In addition, please add a specific discussion regarding the non-managing investors’ purchase price of the private placement securities, similar to your discussion for the Sponsor.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the risk factor “Our management team, the non-managing investors and our Sponsor may make a profit on any initial business combination, even if any public shareholders who did not redeem their shares would experience a loss on that business combination. As a result, the economic interests of our management team, the non-managing investors and our Sponsor may not fully align with the economic interests of public shareholders” on pages 67 – 68 to include the requested information.

Use of Proceeds, page 95

7.

We note your revised disclosure indicating that the underwriter is reimbursing you for certain expenses, which is equivalent to half of the compensation to be received by the underwriter. Please disclose what consideration you, the sponsor, or any of your or the sponsor’s affiliates are giving to the underwriters in exchange for this payment, or advise.

RESPONSE: In response to Staff’s comment, the Company has clarified the disclosure in footnote 8 on page 99 to state that the underwriter has agreed to reimburse certain expenses of the Company in furtherance of this offering and for no other additional consideration.

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U.S. Securities and Exchange Commission

August 5, 2024

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc: Avi S. Katz

Enclosures